Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* SBIC Partners, L.P. (Last) (First) (Middle) 201 Main Street, Suite 2302 (Street) Fort Worth, Texas 76102 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 03/03/03	4. Issuer Name and Ticker or Trading Symbol Vista Medical Technologies, Inc. (VMTIC)
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director X 10% Owner ___ Officer ___Other (specify (give title below) below)	6. If Amendment, Date of Original (Month/Day/Year) N/A
7. Individual or Joint/Group Filing (Check Applicable Line) ___ Form filed by One Reporting Person X Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	452,523	D-SBIC Partners, L.P.	N/A
Common Stock	1,250	D-The Binkley Family Trust (1)	N/A
Common Stock	1,250	D-Gregory J. Forrest	N/A
Common Stock	1,250	D-Jeffrey J. Brown	N/A
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 5(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. Page 1 of 4	(Over) SEC 1474 (7-02)
       Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Series A Convertible Preferred Shares	Immediately	N/A	Common Stock	368,421	1:1 Conversion Ratio	D-SBIC Partners, L.P.	N/A
Stock Option (Right to Buy)	12/11/96	12/11/06	Common Stock	375	$3.20	D-Nicholas B. Binkley	N/A
Stock Option (Right to Buy)	6/8/98	6/8/08	Common Stock	1250	$20.25	D-Nicholas B. Binkley	N/A
Stock Option (Right to Buy)	6/8/99	6/8/09	Common Stock	1250	$6.124	D-Nicholas B. Binkley	N/A
Stock Option (Right to Buy)	6/9/00	6/9/10	Common Stock	1250	$3.752	D-Nicholas B. Binkley	N/A
Stock Option (Right to Buy)	6/7/01	6/7/11	Common Stock	1250	$3.48	D-Nicholas B. Binkley	N/A
Stock Option (Right to Buy)	6/4/02	6/4/12	Common Stock	1250	$3.94	D-Nicholas B. Binkley	N/A
Stock Option (Right to Buy)	12/11/96	12/11/06	Common Stock	375	$3.20	D-Gregory J. Forrest	N/A
Stock Option (Right to Buy)	12/11/96	12/11/06	Common Stock	375	$3.20	D-Jeffrey J. Brown	N/A
Explanation of Responses: SEE CONTINUATION SHEET
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	SBIC PARTNERS, L.P.

By:  Forrest, Binkley & Brown, L.P., as its managing general partner
        By:  Forrest, Binkley & Brown Venture Co., as its general partner
                 By:  /s/Nicholas B. Binkley
                         Nicholas B. Binkley, authorized officer (2)

                         **Signature of Reporting Person

03/12/2003 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


CONTINUATION SHEET TO FORM 3

____________________________________________________________________________________________

Name and Address of Reporting Person:	SBIC Partners, L.P. 201 Main Street Suite 2302 Fort Worth, Texas 76102

Issuer Name and Ticker or Trading Symbol:	Vista Medical Technologies, Inc. (VMTIC)
Date of Event Requiring Statement:	March 3, 2003

________________________________________________________________________________

Other Reporting Person:	Signature of Reporting Person:

The Binkley Family Trust (1)
 19900 MacArthur Blvd.
 Suite 570
 Irvine, California 92612

Nicholas B. Binkley (2)
19900 MacArthur Blvd.
 Suite 570
 Irvine, California 92612

Gregory J. Forrest (2)
 19900 MacArthur Blvd.
 Suite 570
 Irvine, California 92612

Jeffrey J. Brown (2)
 19900 MacArthur Blvd.
 Suite 570
 Irvine, California 92612

Forrest, Binkley & Brown Venture Co. (2)
 201 Main Street
 Suite 2302
 Fort Worth, Texas 76102

Forrest, Binkley & Brown, L.P. (2)
 201 Main Street
 Suite 2302
 Fort Worth, Texas 76102

THE BINKLEY FAMILY TRUST

By:      /s/ Nicholas B. Binkley
Name: Nicholas B. Binkley
Title:   Trustee

           /s/ Nicholas B. Binkley

          /s/ Gregory J. Forrest

          /s/ Jeffrey J. Brown

FORREST, BINKLEY & BROWN VENTURE CO.

By:      /s/ Nicholas B. Binkley
Name: Nicholas B. Binkley
Title:   Authorized Officer

FORREST, BINKLEY & BROWN, L.P.

By:      Forrest, Binkley & Brown Venture Co., its general partner

            By:      /s/ Nicholas B. Binkley
            Name: Nicholas B. Binkley
            Title:   Authorized Officer


CONTINUATION SHEET TO FORM 3

___________________________________________________________________________________________

Name and Address of Reporting Person:	SBIC Partners, L.P. 201 Main Street Suite 2302 Fort Worth, Texas 76102

Issuer Name and Ticker or Trading Symbol:	Vista Medical Technologies, Inc. (VMTIC)
Date of Event Requiring Statement:	March 3, 2003

___________________________________________________________________________________________

Explanation of Responses:

(1) The Binkley Family Trust (the "Trust"), a Trust established under the laws of California, is the direct beneficial owner of certain shares of the Issuer reported herein.  The Trust directly and indirectly owns less than 10% of the outstanding common stock of the Issuer, but, pursuant to Rule 16a-1 under the Securities Exchange Act of 1934, as amended (the "Act"), it may be deemed to be a more than 10% beneficial owner of such stock because it may be deemed to be a member of a "group" that owns in excess of 10% of such outstanding stock pursuant to Section 13d-3 under the Act.   Pursuant to Rule 16a-1(a)(4) under the Act, this filing shall not be deemed an admission that the Trust is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of any securities in which it does not have a pecuniary interest.  Because Nicholas B.  Binkley ("Binkley") serves as the sole trustee of the Trust, he may be deemed to own beneficially, pursuant to Rule 13d-3 of the Act, all of the shares of the Issuer's common stock owned by the Trust.  Pursuant to Rule 16a-1(a)(4) under the Act, this filing shall not be deemed an admission that Binkley is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of any equity securities of the Issuer owned by any other person or in which he does not have a pecuniary interest.

(2)  Binkley, Gregory J. Forrest ("Forrest"), and Jeffrey J. Brown ("Brown") are each executive officers, directors and shareholders of Forrest, Binkley & Brown Venture Co., a Texas corporation ("Venture Co."), which is the sole general partner of Forrest, Binkley & Brown, L.P., a Texas limited partnership ("FB&B"), which is the managing general partner of SBIC Partners, L.P., a Texas limited partnership  ("SBIC"), which is the direct owner of certain securities reported herein.  Pursuant to Rule 16a-1(a)(2)(ii)(B) under the Act, each of Binkley, Forrest, Brown, Venture Co. and FB&B may be deemed to be the beneficial owner of the shares beneficially owned by SBIC only to the extent of the greater of his or its respective direct or indirect interest in the profits or capital account of SBIC.  Pursuant to Rule 16a-1(a)(4) under the Act, this filing shall not be deemed an admission that Binkley, Forrest, Brown, Venture Co. or FB&B is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of any securities owned by SBIC in excess of such amount.